UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)

X Form 10-K   __Form 20-F  __Form 11-K  __Form 10-Q  _Form N-SAR __Form N-CSR

For period ended:  September 30, 2014

(   ) Transition Report on Form 10-K

(   ) Transition Report on Form 20-F

(   ) Transition Report on Form 11-K

(   ) Transition Report on Form 10-Q

(   ) Transition Report on Form N-SAR

For the Transition Period Ended: ___________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

CANNABIS THERAPY CORP

Full name of registrant

Nevada	005-87688	26-1973257
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
4450 Arapahoe Ave Suite 100 Boulder, CO 80303
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(  ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) b. The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(   ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant is unable to file its annual report on Form 10-K for the fiscal year ended September 30, 2014 (the “Report”), on or before the prescribed due date of December 29, 2014,  without unreasonable effort or expense because the Registrant requires additional time to complete certain disclosures and analyses to be included in the Report.   The Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mr. Arnold Tinter, CFO

(303) 329-3008

Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).  (X) Yes  (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ( x ) Yes    (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There were no revenues for the years ended September 30, 2014 and 2013.

Net loss increased significantly, from a loss of $12,300 for the year ended September 30, 2013 as compared to a loss of $3,758,800 for the year ended September 30, 2014.

During the year ended September 30, 2014 we incurred $412,100 for those costs associated with exploring the business opportunities of providing economically and environmentally sound solutions for the treatment and recycling of wastewater resulting principally from oil and gas exploration and production activities.  The cost included project acquisition costs, travel costs, conferences, business studies, legal fees and web development.  We never commenced operations in this business, and accordingly, we did not treat this as a discontinued operation.

In March, 2014, we entered into the business of developing, manufacturing and marketing pharmaceutical level products containing phytocannabinnoids, an abundant and pharmaceutically active component of industrial hemp, for the prevention and alleviation of various conditions and diseases.  In connection with entering into this new business, and including general and administrative expenses not directly related to the costs associated with our previous business, we incurred general and administrative expenses of $2,669,900 during the year ended September 30, 2014.

For the year ended September 30, 2014 other income and expense included a $24,600 gain on extinguishment of debt.  Interest expense for the year ended September 30, 2014 included debt discount of $649,800 and accrued interest of $46,800

For the year ended September 30, 2013 our operations were limited to exploring business opportunities.

CANNABIS THERAPY CORP

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/Arnold Tinter

By: Arnold Tinter, CFO

Date:  December 29, 2014